Suite 2320, 45 Rockefeller Plaza

630 Fifth Avenue

New York, NY 10111, USA

T:（1-212）703-8702

F:（1-212）703-8720

junheny@junhe.com

Via Edgar

October 20, 2021

Matthew Derby

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Scienjoy Holding Corporation

Registration Statement on Form F-3 (“Registration Statement”)

Filed October 1, 2021

File No. 333-259951

Dear Mr. Derby:

On behalf of our client, Scienjoy Holding Corporation (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 7, 2021, (the “Staff’s Letter”), regarding the Company’s Registration Statement on Form F-3. The numbered paragraphs below correspond to the numbered comments in the Staff’s Letter and the Staff’s comments are presented in bold Italics.

Registration Statement on Form F-3

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your common stock, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Registration Statement.

Beijing Head Office Tel: (86-10) 8519-1300 Fax: (86-10) 8519-1350	Shenzhen Office Tel: (86-755) 2587-0765 Fax: (86-755) 2587-0780	Dalian Office Tel: (86-411) 8250-7578 Fax: (86-411) 8250-7579	Hong Kong Office Tel: (852) 2167-0000 Fax: (852) 2167-0050	Silicon Valley Office Tel: (1-888) 886-8168 Fax: (1-888) 808-2168

Shanghai Office Tel: (86-21) 5298-5488 Fax: (86-21) 5298-5492	Guangzhou Office Tel: (86-20) 2805-9088 Fax: (86-20) 2805-9099	Haikou Office Tel: (86-898) 6851-2544 Fax: (86-898) 6851-3514	New York Office Tel: (1-212) 703-8702 Fax: (1-212) 703-8720	www.junhe.com

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Registration Statement.

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Registration Statement.

Summary, page 1

4.	Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the British Virgin Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3 and 4 in the Summary of the Registration Statement.

5.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has added a summary of risk factors on pages 5 and 6 of the Registration Statement.

6.	Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 in the Summary of the Registration Statement.

7.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 in the Summary of the Registration Statement.

8.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 8, 9 and 10 in the Summary of the Registration Statement.

9.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 14 in the Registration Statement.

Risk Factors, page 3

10.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 12, 13 and 14 in the Risk Factors of the Registration Statement.

11.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised its disclosure on page 14 in the Risk Factors of the Registration Statement.

12.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised its disclosure on pages 15 and 16 in the Risk Factors of the Registration Statement.

Exhibits

13.	We note that you are registering the offer and sale of debt securities. Please amend your registration statement to file a form of indenture as an exhibit to the registration statement. Refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Questions 201.02 and 201.04. Additionally, you must either file a Form T- 1 as Exhibit 25 to the registration statement to qualify the trustee thereunder or rely on Section 305(b)(2) of the Trust Indenture Act and include the undertaking contained in Item 512(j) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not intend to issue any debt securities pursuant to a trust indenture upon reliance of Section 304(a)(8) of the Trust Indenture Act and Rule 4a-1 promulgated thereunder. The Company has included the disclosure accordingly on page 38 of the Registration Statement.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 646-367-1744. Thank you.

Sincerely yours,

/Lan Lou/
Lan Lou
Partner